Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919
Ronald Tealer, Managing Member, Chief Executive Officer, Secretary, Director

February 23, 2012

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

Re: **Oriel Capital Partners, LLC**
Amendment No. 1 to Offering Statement on Form 1-A
Filed December 19, 2011
File No. 024-10307

Dear Mr. Kluck:

I am writing in response to your letter dated January 13th, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>Part I – Notification</u>
<u>Item 5. Unregistered Securities Issued or Sold Within One Year, page 3 of 4</u>

1.   We note your response to comment 2 of our comment letter dated November 10, 2011. Please revise your disclosure under this section to provide the information required by Item 5(c) of Form 1-A. Item 5. Unregistered Securities Issued or Sold Within One Year, page 3 of 3. *Item 5(c) has been revised accordingly.*

<u>Part II – Offering Statement</u>

<u>Cover Page</u>

2.   We note your response to comment 4 of our comment letter dated November 10, 2011. Please revise the risk factor disclosure to include other material risk factors such as the possibility that investors could lose their entire investment if you do not generate sufficient revenue or raise enough funds to purchase properties. *The Cover Page has been revised to include the suggested risk factors.*

<u>Item 3. Risk Factors, page 4 of 17</u>

3.   Please include a risk factor that the company does not own any properties and may not raise enough funds in the offering to purchase properties; thus investors could lose their investment. *A new risk factor entitled "No Current Properties" has been added to page 5 of 17 in the risk factors section.*

4. **We note your disclosure that "most of your available funds may be invested in . . . mortgage loans or business loans." Please revise the offering document to discuss in detail your plans to invest in mortgage loans and business loans. We may have further comment.** *The Company will not be investing in mortgage or business loans and this reference has been removed accordingly.*

Conflicts of Interest, page 6 of 17

5. **The narrative of this risk factor discusses several risks. Please revise to discuss each risk in a separate risk factor.** *The risk factors have been broken accordingly.*

6. **We note your disclosure on page 10 of 17 where you state that the list of risk factors do not purport to be a complete explanation of the risks. You must disclose all material risk factors. As such, please revise your disclosure to state that all material risk factors have been disclosed.** *The disclosure has been revised accordingly.*

Item 5. Use of Proceeds

7. **We note your line item "First Year operating expenses." Please describe these expenses in greater detail including whether these expenses include salaries.** *The line item has been revised accordingly.*

Capitalization, page 11 of 17

8. **We note your response to prior comment 12 and reissue our comment. Please revise the first column in your capitalization table to reflect the same date as your balance sheet.** *The date has been revised accordingly.*

Item 6. Description of Business, page 11 of 17

9. **We note your disclosure on page 11 that "[y]our officers have significant experience identifying and acquiring distressed properties for acquisition, renovation and long- term hold. The Company intends to tap the Officers' in-depth experience in order to find such properties." The officers' business experience on page 15 does not reflect such significant experience in real estate. Please revise or advise. Also include a risk factor that discusses your officers lack of real estate experience or advise us why such disclosure is not applicable.** *The officers' business experience has been updated to include their real estate experience.*

Strategy, page 11 of 17

10. **Throughout this section, please discuss whether the company or third parties will provide the proposed services. If such services will be provided by third parties, please describe these third parties.** *A new third sentence has been inserted to the last paragraph of this section to clarify who will be performing these services.*

11. **Please clarify what you mean by "achieve economies of scale that will maximize Net Operating Income."** *A new second sentence has been inserted to the last paragraph of this section for clarification.*

Item 8. Directors, Executive Officers, and Significant Employees, page 15 of 17

12. **We note your response to comment 19 of our comment letter dated November 10, 2011. Please revise your disclosure to provide the principal occupation for each of Messrs. Gautam and Tealer during the period they were employed at the different organizations.** *Disclosure revised accordingly.*

Item. 9. Remuneration of Directors and Officers, page 16 of 17

13. Please discuss whether the officers and directors may receive any remuneration for their services with the company. *The last sentence of this section mentions that each of Mr. Gautum and Mr. Tealer may receive annual salaries of $50,000 each upon commencement of operations and when economically feasible.*

Item 12. Securities Being Offered Principal Amount and Term, page 16 of 17

14. We note your response to comment 23 of our comment letter dated November 10, 2011. Please revise your disclosure to include in the affirmative the information required by Items 12(b)(3) and Item 12(b)(4) of Model B of Form 1-A. *Disclosure revised accordingly.*

15. We note your response to comment 24 of our comment letter dated November 10, 2011 and your revised disclosure where you state that "10% of all proceeds raised in conjunction with this Offering will be kept in a separate non-interest bearing account for the purpose of paying interest on the Notes . . . ." Please add risk factor disclosure to address the related risks, including the effect it would have on cash available for investing purposes. In addition, here or elsewhere in the offering document, please confirm whether the company intends the source of interest payments to be from funds from operations and not from offering proceeds *The following risk factor has been added to the "Risk Factors" section addressing the risks of the Sinking Fund:*

> **Sinking Fund**
>
> Because 10% of all proceeds raised in conjunction with this Offering will be kept in a separate non-interest bearing account for the purpose of paying interest on the Notes (the "Sinking Fund"), this will reduce the amount of cash available to the Company for investment and could adversely affect the Company's ability to pay interest on the Notes in the short and long-term.

16. Please discuss how the failure of the company to make interest payments will affect the default provision in paragraph 5 of the Promissory Note (Exhibit 2.1) since it is unclear from the terms of the Promissory Note whether a failure to pay interest would constitute a default under the terms of the Promissory Note. Please discuss what remedies the note holders will have if interest payments are not made by the company. *The Promissory Note has been revised accordingly to address these matters.*

Sinking Fund, page 17 of 17

17. Please clarify whether this sinking fund or a separate sinking fund will be created to repurchase a portion of the existing securities periodically. If there will not be a sinking fund for such purposes, please include a related risk factor. Also confirm whether payments on the notes at maturity will be paid from funds from operations and not from offering proceeds. In addition, please discuss, where appropriate, whether the company will need to sell its properties in order to pay on the notes at maturity, and if so, how this will affect the other note holders. *The following risk factor has been added regarding a lack of a sinking fund for redemption of notes at maturity. The risk factor also clarifies that payments on the notes at maturity will be paid from funds from operations and not from offering proceeds. In addition, the Company may sell properties in order to pay notes at maturity. The risks associated with these potential sales is now included in the risk factor "Factors Affecting the Company's Ability To Repay Notes" appearing on page 5 of 20, including the effect on all other note holders. Also, the section "Sinking Fund" on page 17 was duplicate information that has been removed from page 17, but can be read on page 5-6 of 20.*

18.   We note your disclosure on page 18 that "[w]hen a Note matures, unless the holder or the Note otherwise elects, the Company may extend the term of the maturing Note for the same term as the maturing Note . . . ." Please discuss whether a person may elect not to have the note rollover at the time of purchasing the note. Please include any related risk factors and discuss this term on the cover page of the offering circular. A person may not elect to have the note rollover at the time of purchasing the note and such term has been added to the cover page of the offering circular.

19.   Please discuss the process on how the holder must present the Note for repayment within 30 days after its maturity date. This section provides that the holder must present the Note for repayment "by mailing the Note to the Company at the address listed in this prospectus along with a letter indicating investor's request for redemption." The following sentence has been added to the subject paragraph, "The Company shall mail the holder a check to the current address for the holder on the Company's records within 14 days of receiving holder's request for redemption or within 14 days of the Company providing the holder written notice of its intent to redeem the note, whichever is sooner."

Financial Statements

Accountants Compilation Report

20.   We note your response to prior comment 27 and reissue a portion of our comment. Please remove the Accountants Compilation Report from your filing. *The Accountants Compilation Report has been removed.*

Statement of Income

21.   We note your response to prior comment 28 and reissue our comment. In future filings, please improve the preciseness of your dating by including the actual date of inception. *Company will note the Commission's recommendation.*

22.   We note your response to prior comment 29 and reissue our comment. Please revise your filing to include a distinct Statement of Member's Equity. In your response, you may accomplish this by creating a separation line between the Statement of Income and the Statement of Member's Equity or you may provide the Statement of Member's Equity on a separate page. *Filing revised accordingly.*

Exhibit 5.1 Marketing Materials

23.   We note your response to comment 30 of our comment letter dated November 10, 2011. Please revise your disclosure to include the risk that if you cannot generate sufficient revenue and cease operations, the investor may lose their entire investment. *The marketing materials have been revised accordingly.*

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Ronald Tealer

/s/ Ronald Tealer
CEO